082-01252

NESTLÉ S.A.

RECEIVED

2007 APR 19 P 12:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Communications
Department

07022732

Registered Mail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

Vevey, 12 April 2007
FXP/dme

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

"Nestlé Consolidates Nutrition Leadership Position Through Acquisition of Gerber"

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,

PROCESSED
APR 23 2007
THOMSON FINANCIAL

F.X. Perroud

F.X. Perroud
Vice President

Encl.

dlw 4/19

Nestlé

PRESS RELEASE

Nestlé Consolidates Nutrition Leadership Position Through Acquisition of Gerber

Vevey, April 12, 2007 – As part of the continuing drive to reinforce its leadership in nutrition, Nestlé has agreed to acquire Gerber, the iconic US baby food brand, from Novartis for a total amount of USD 5.5 billion. The move gives Nestlé the number one position in the world's largest single baby food market, the USA, and clearly establishes Nestlé Nutrition as the global leader in this sector. With this acquisition, Nestlé Nutrition will also leverage its existing strong core business in North America, giving the company significant scale in infant, healthcare and performance nutrition with a dedicated and focused sales force.

With net proceeds of sales for 2007 estimated at USD 1.95 billion, Gerber is among the most trusted US brands – recognized by virtually all mothers in the USA – and, furthermore, enjoys strong positions in Mexico, Poland and Central America. Gerber is also a provider of baby care products and juvenile life insurance in the US. The company has enjoyed good growth in recent years and, as a result of expected cost synergies, further improvement of operational margins is expected.

The acquisition of Gerber, which comes in the wake of the Jenny Craig and Novartis Medical Nutrition purchases, will transform Nestlé Nutrition into a business approaching CHF 10 billion in sales with an enhanced critical mass and access to the Group's global R&D network to drive innovation.

The transaction, which is expected to be completed during the second half of 2007, is subject to regulatory approval.

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé, said: "The acquisition of Gerber is the perfect complementary fit. It not only gives Nestlé the leadership position in baby food, but it also constitutes a decisive step to establish Nestlé Nutrition as the undisputed global leader in the nutrition field, with annual sales of around CHF 10 billion, covering all important sectors: infant formula, baby food, medical nutrition, weight management and performance nutrition. This is a major step in the transformational journey of Nestlé toward a Nutrition, Health and Wellness Company. It is my great pleasure to welcome the employees of Gerber to the Nestlé Group."

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

Financial Highlights

Slides with further financial details on the transaction are available from 07:30 CET on www.ir.nestle.com

Conference Call Details

We will host a conference call at 10:00 CET / 09:00 UK / 04:00 ET. The full pack of presentation slides will be on www.ir.nestle.com at 09:00 CET. You can follow this conference call live via a webcast (http://clients.world-television.com/nestle/confcall_20070412/) or via an audio telephone line: +44 1296 480 180 (Access code: 438057#). Archived audio and further details can be found on www.ir.nestle.com.

END